K. Michael Carlton

Associate
+1.202.373.6070
michael.carlton@morganlewis.com

March 20, 2017

VIA EDGAR

Ms. Alison T. White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:

ETFS Trust

File Nos. 333-191870 and 811-22986

Dear Ms. White:

On behalf of our client, ETFS Trust (the “Trust”), we are responding to Staff comments we received telephonically on March 17, 2017, which follow up on comments we received telephonically on December 19, 2016, regarding the Trust’s Post-Effective Amendment No. 5, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on November 14, 2016, for the purpose of registering shares of the ETFS Bloomberg All Commodity Strategy K-1 Free ETF, ETFS Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF, ETFS Bloomberg Agriculture Commodity Strategy K-1 Free ETF, ETFS Bloomberg Energy Commodity Strategy K-1 Free ETF, and ETFS Bloomberg Energy Commodity Longer Dated Strategy K-1 Free ETF (each, a “Fund” and collectively, the “Funds”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Ms. Alison White

March 20, 2017

Prospectus

1.

Comment: As a follow up to Comment 11 from the Trust’s initial response letter, please advise supplementally the extent to which the Fund expects to invest in “pooled investment vehicles.” In addition, please advise whether you expect “pooled investment vehicles” to include hedge funds.

Response: Under normal market conditions, neither the Fund nor the Subsidiary expects to invest in any pooled investment vehicles. Although the Subsidiary may invest in pooled investment vehicles as a means to provide investment returns highly correlated to the returns of the Index, normally the Subsidiary will not invest any assets in pooled investment vehicles. For the purposes of the Fund’s principal investment strategy, “pooled investment vehicles” do not include hedge funds.

2.

Comment: As a follow up to Comment 29(c) from the Trust’s initial response letter, please explain why the Trust is comfortable stating that the Subsidiary will not engage in any activity prohibited by the 1940 Act but is uncomfortable stating that the Subsidiary will comply with provisions relating to affiliated transactions and custody (Section 17). Please explain the difference in these positions. The SEC staff expects that the Fund will provide specific disclosure with respect to the Subsidiary’s compliance with Section 17 and notes that your current response is not in line with the staff’s position.

Response: The Trust confirms that each Subsidiary will comply with the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and the custody provisions of Section 17(f). However, because the Subsidiary is not registered under the 1940 Act and, therefore, is not subject to the provisions of the 1940 Act, the Trust respectfully declines to include the requested disclosure in the Fund’s Prospectus.

3.

Comment: Please disclose that the investment advisory agreement between the Subsidiary and the Adviser complies with Section 15 of the 1940 Act.

Response: The Investment Advisory Agreement between each Subsidiary and the Advisor (the “CFC Advisory Agreement”) is not intended to and does not comply with Section 15 of the 1940 Act. No Subsidiary is registered under the 1940 Act and, therefore, no Subsidiary is subject to the provisions of the 1940 Act. Accordingly, the Trust respectfully declines to disclose that the CFC Advisory Agreement complies with Section 15.

Nonetheless, the CFC Advisory Agreement does bear several similarities to an investment advisory agreement between an investment adviser and a registered investment company that complies with Section 15. The CFC Advisory Agreement: (i) is a written contract; (ii) precisely describes all compensation to be paid thereunder; (iii) provides, in substance, that it may be terminated at any time by either the Advisor or a Subsidiary on thirty days' written notice from the terminating party; and (iv) provides that it is not assignable by either party without the prior consent of the other.

The CFC Advisory Agreement differs from an investment advisory agreement that complies with Section 15 in that: (i) it is not approved by the vote of a majority of the outstanding voting securities of the Subsidiary; (ii) its continuance is not subject to annual approval by the board of directors of the Subsidiary or by a vote of a majority of the outstanding voting securities of the Subsidiary; and (iii) it is approved initially by the vote of a majority of the directors of the Subsidiary via unanimous written consent rather than in person at a meeting called for the purpose of voting on such approval.

Ms. Alison White

March 20, 2017

In addition to the fact that the CFC Advisory Agreement is similar to an advisory agreement that complies with Section 15, we believe the relationship between the Advisor, Fund and Subsidiary gives rise to added protections that ensure that the Fund is not inadvertently harmed by potential conflicts of interest that may arise. Foremost, each Subsidiary is wholly owned by its respective Fund and each Subsidiary's interests cannot be held by any other person or fund. Thus, the Subsidiary would not exist but for its respective Fund's investment in the Subsidiary. As a result, each Fund effectively controls its Subsidiary. In addition, the Fund's Board of Trustees is responsible for approving and overseeing a Fund's investment in its Subsidiary. Also, each Subsidiary and its respective Fund are each advised by the Advisor, which is beneficial for two primary reasons. First, it ensures that the Funds' and the Advisor's interests are aligned because the Advisor is accountable for the performance of each Fund and its Subsidiary. In other words, a Fund's performance is dependent, in part, on the performance of its Subsidiary and the Advisor's asset-based compensation is dependent on the performance of both the Fund and its Subsidiary. Second, during the annual review of each Fund's advisory agreement with the Advisor, the Fund's Board of Trustees evaluates the Advisor and, on a consolidated basis, the services the Advisor provides to each Fund and its Subsidiary consistent with the requirements of Section 15 and the Board's fiduciary duties in its capacity as investment adviser to the Fund.

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If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton

K. Michael Carlton

cc:

W. John McGuire, Esq.